Filed by Angiotech Pharmaceuticals, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company:  Angiotech Pharmaceuticals, Inc.

Commission File No.:  0-30334

This filing relates to a planned merger between Angiotech Pharmaceuticals, Inc. ("Angiotech") and Cohesion Technologies, Inc. ("Cohesion") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 27, 2002 (the "Merger Agreement"), by and among Angiotech, Chardonnay Acquisition Corp., a wholly owned subsidiary of Angiotech and Cohesion.  The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 6-K to be filed by Angiotech.

On September 30, 2002, Angiotech issued the following press release:

ANGIOTECH ANNOUNCES AGREEMENT TO ACQUIRE
COHESION TECHNOLOGIES, INC.

- Two pioneers to revolutionize drug-device industry -

Vancouver, BC and Palo Alto, CA – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) and Cohesion Technologies, Inc. (NASDAQ:CSON) jointly announced that they have signed a definitive agreement for Angiotech to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US$42 million (including in the money options and warrants), or US$4.05 per common share of Cohesion, subject to adjustment by a "collar" provision with respect to the trading price of Angiotech's shares. The transaction is expected to close during or before the first quarter of 2003, subject to various regulatory and shareholder approvals. Today’s agreement strategically combines two industry pioneers: one from the revolutionary and innovative field of drug-coated devices showcased by the paclitaxel-coated stent, and the other being one of the industry’s most respected biomaterial and biosurgical companies. This acquisition will combine Angiotech’s drug-loading expertise with Cohesion’s approved biomaterials, creating an industry leader in the emerging field of bioactive devices and implants.

The two companies bring together complementary capabilities by uniting Angiotech’s pharmaceutical expertise and ground-breaking therapeutic solutions with Cohesion’s product development and research capabilities, regulatory and clinical experience, robust intellectual property portfolio, innovative delivery systems, and specialized U.S. sales force.

With over twenty-five years of developing and producing biomaterials, Cohesion and its predecessor, Collagen Corporation, have created an extensive patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S. Cohesion’s product portfolio includes four biomaterials and three approved products involving proprietary-based composites, sealants and adhesives. Multiple technology platforms surrounding synthetic polymers, collagen, thrombin and autologous plasma place Cohesion in a competitive advantage compared with those who focus efforts in only a single technology. Cohesion’s products are ideal for use in minimally invasive surgery, as well as open surgery. In addition to the current product applications in cardiovascular, general surgery, hepatic, orthopedic, and surgical specialties, these approved biomaterials also have outstanding potential as specialized drug-delivery vehicles.

Cohesion’s core products that address the US$1.5 billion biosurgical materials market include CoSeal® surgical sealant, the first and only completely synthetic vascular sealant to be approved by the U.S. Food and Drug Administration (“FDA”). It is also approved in Europe, Australia and Canada. CoSeal® is a novel, fast-acting surgical sealant produced from biocompatible polymers; its fast and effective sealing method can reduce surgery times and minimize complications. Since its launch in the U.S. in early 2002 through Cohesion’s direct sales force, CoSeal® is experiencing exceptional month to month growth. Cohesion’s CoStasis® surgical hemostat is a liquid sprayable hydrogel approved by the FDA and in Europe, Australia and Canada for use as an adjunct to hemostasis in all surgical procedures except neurological and ophthalmalogical. CoStasis®, sold through a distributor and
Cohesion’s sales force, offers surgeons several important advantages including the ability to stop difficult bleeding quickly, easy preparation and use, and a proven safety profile. CoStasis® can also be used in the growing number of minimally invasive surgical procedures through specially designed delivery systems. Adhibit™ adhesion prevention gel is approved in Europe to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

…/more

The combined business will be equipped with an experienced management team and technology based on over 25 years of experience in product development and research. In addition, the dedicated sales force will continue their mission of expanding the market and proving the success of products going forward.

“By uniting Angiotech and Cohesion’s talented pools of people and resources, we are executing on our strategic plan and dramatically accelerating our product development pipeline. We expect the number of bioactive products to proliferate rapidly to address the unmet therapeutic needs of patients in multiple indications,” said William L. Hunter, MD, MSc, Chairman and CEO of Angiotech. “Having approved biomaterials as a basis for drug-loaded programs will serve as a clear advantage in being first to market with a variety of novel drug-loaded implants.”

John Daniels, M.D., Chairman of the Board of Cohesion Technologies, Inc., said, “The Cohesion board of directors unanimously supports the Angiotech acquisition. We believe this transaction is in the best interest of Cohesion shareholders, offering a significant premium on the current trading price of Cohesion shares, providing the capital to continue commercialization and product-development work, and giving our shareholders the potential to realize further value as Angiotech shareholders. Moreover, we believe this is a good strategic fit for Cohesion’s products and technologies as Angiotech intends to aggressively pursue market penetration for each of Cohesion’s products and will utilize Cohesion’s biomaterials expertise to further Angiotech’s development of drugs and medical device coatings. Angiotech’s interest in and commitment to Cohesion is a testament to the hard work and dedication of Cohesion’s employees.”

Angiotech’s acquisition will also result in an approximate 40% ownership of Neucoll Inc. Neucoll focuses on bringing biomaterial solutions to orthopedic problems and its products include Collagraft® (approved in U.S., Europe, Japan and Canada) and Neuvisc™ (in development).

“We looked in depth at the universe of companies in the biomaterials space. Cohesion and Angiotech presented an unparalleled combination of technological leadership to develop next generation products. No other biomaterials company had the same depth, experience and patent portfolio,” said Jeanne Bertonis, MBA, Vice President, Corporate Development at Angiotech. “We expect to see an immediate impact in product development from the competitive strengths of both companies, while as with the stent market, treatment markets could double and triple in a short span of time with the approval of drug-enhanced products. It is thrilling to see Angiotech firmly positioned at the forefront of this exciting opportunity.”

A.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics. For more information about Angiotech Pharmaceuticals, please visit the Company’s website at www.angiotech.com.

B.

About Cohesion Technologies

Cohesion Technologies is developing products for the estimated $1.5 billion worldwide emerging market for biosurgical materials. For more information about Cohesion Technologies, please visit the Company’s website at www.cohesiontech.com.

C.

Webcast/Conference Call Information

Angiotech Pharmaceuticals and Cohesion Technologies officials will host an analyst conference call today to discuss the acquisition at 11:00 AM PT (2:00 PM ET). A detailed presentation shown via webcast can be accessed at Angiotech’s website at www.angiotech.com, and is available to members of the news media, investors and general public. A recording of the call will be available until October 7, 2002 by calling (800) 558-5253 and entering Access Code 20937494. The webcast will also be archived on Angiotech’s website for replay.

Other Important Information

The transaction described in this announcement has not yet commenced.  Once the transaction commences, we will file a proxy statement/prospectus with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the transaction. You can obtain the proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. Also, if you call us at the phone number below, we will send you the proxy statement/prospectus for free when it is available.

Statements in this press release regarding the proposed transaction between Angiotech and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability of Angiotech to successfully integrate Cohesion’s operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors)

Cindy Yu (media)

Phone: (604) 221-7676

Cohesion Technologies Contact:

Lisa Morgensai

Phone: (650) 320-5633

Bruce Voss

Phone (310) 691-7100